Cole Real Estate Income Strategy (Daily NAV), Inc.
2325 East Camelback Road, Suite 1100
Phoenix, AZ 85016

February 8, 2017
Via EDGAR transmission
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010
Attn: Rahul Patel, Staff Attorney

Re: Cole Real Estate Income Strategy (Daily NAV), Inc.: Registration Statement on Form S-11 (File No. 333-213271) (the “Registration Statement”)

Dear Mr. Patel:
In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended (the “Securities Act”), Cole Real Estate Income Strategy (Daily NAV), Inc. (the “Registrant”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may be declared effective at 9:30 a.m., Eastern time, on February 10, 2017, or as soon as practicable thereafter. The Registrant is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement.
The Registrant hereby acknowledges the following:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact David H. Roberts of Goodwin Procter LLP at (617) 570-1039.

Securities and Exchange Commission
February 8, 2017

Sincerely,

COLE REAL ESTATE INCOME
STRATEGY (DAILY NAV), INC.

By: /s/ Nathan D. DeBacker
Name: Nathan D. DeBacker
Title: Chief Financial Officer and Treasurer